                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                             (Amendment No. 20)

                           PROVIDENT BANCORP, INC.
              -----------------------------------------------------
                              (Name of Issuer)

                         Common Stock, No Par Value
                  ----------------------------------------
                       (Title of Class of Securities)

                                 743834-20-2
                            ---------------------
                               (CUSIP Number)

                            James E. Evans, Esq.
                           One East Fourth Street
                           Cincinnati, Ohio 45202
                               (513) 579-2536
              -------------------------------------------------
                (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                 See Item 5
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

                             Page 1 of 16 Pages

CUSIP NO. 743834-20-2          13D             Page 2 of 16 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          American Financial Group, Inc.               31-1422526
          American Financial Corporation               31-0624874

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio corporations

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

      SOLE VOTING POWER
           - - -

8      SHARED VOTING POWER
          5,488,078 (See Items 5 & 6)

9      SOLE DISPOSITIVE POWER
           - - -

10     SHARED DISPOSITIVE POWER
          6,476,278 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          6,476,278 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.6% (See Item 5)

14    TYPE OF REPORTING PERSON*
          HC
          HC

CUSIP NO. 743834-20-2          13D             Page 3 of 16 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

       SOLE VOTING POWER
            2,769,188

8      SHARED VOTING POWER
            5,488,078 (See Items 5 & 6)

9      SOLE DISPOSITIVE POWER
            2,769,188

10     SHARED DISPOSITIVE POWER
            6,476,278 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
            9,245,466  (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          22.2% (See Item 5)

14    TYPE OF REPORTING PERSON*
                IN

CUSIP NO. 743834-20-2          13D             Page 4 of 16 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Carl H. Lindner III
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

       SOLE VOTING POWER
           1,677,206

8      SHARED VOTING POWER
           5,488,078 (See Items 5 & 6)

9      SOLE DISPOSITIVE POWER
           1,677,206

10     SHARED DISPOSITIVE POWER
          6,476,278 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          8,153,484 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.6% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 743834-20-2          13D             Page 5 of 16 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          S. Craig Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

       SOLE VOTING POWER
          2,082,904

8      SHARED VOTING POWER
          5,488,078 (See Items 5 & 6)

9      SOLE DISPOSITIVE POWER
          2,082,904

10     SHARED DISPOSITIVE POWER
          6,476,278 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          8,559,182 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.6% (See Item 5)

14    TYPE OF REPORTING PERSON*
                IN

CUSIP NO. 743834-20-2          13D             Page 6 of 16 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Keith E. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:

       SOLE VOTING POWER
          2,420,185

8      SHARED VOTING POWER
          5,488,078 (See Items 5 & 6)

9      SOLE DISPOSITIVE POWER
          2,420,185

10     SHARED DISPOSITIVE POWER
          6,476,278 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          8,896,463 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          21.3% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

Item 1.  Security and Issuer.

            This Amendment No. 20 to Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial"), American Financial Corporation ("AFC"), and Carl H. Lindner ("CHL"), Carl H. Lindner III ("CHLIII"), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL") (collectively, the "Lindner Family") (American Financial, AFC and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D most recently amended on February 12, 1996, relative to the no par value Common Stock ("Common Stock") issued by Provident Bancorp, Inc. ("Provident").

            The principal executive offices of Provident are located at One East Fourth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the
Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

            As of December 31, 1996, the Lindner Family beneficially owned approximately 32% of the outstanding voting stock of American Financial and American Financial beneficially owned all of the common stock of AFC (approximately 79% of AFC's outstanding voting equity securities).


Item 3.  Source and Amount of Funds or Other Consideration.

           Please see Item 4.

Item 4.  Purpose of the Transaction.

            During November and December 1996, the Reporting Persons had engaged in the following transactions involving shares of Provident Common Stock (any purchases were made with funds available for investment):


Shares Acquired/         Date of            Purchase/
 (Disposed) of (a)       Transaction        Sale Price (a)         Holder

        500                11/07/96             $44.16             CHL
     12,000                11/08/96              45.00             CHL
      6,579                11/13/96              45.06             CHL
      1,000                11/14/96              45.40             CHL
      3,000                11/15/96              45.90             CHL
      2,000                11/15/96              46.03             CHL
        300                11/18/96              45.88             CHL
        300                11/18/96              45.91             CHL
      (870)                11/18/96               Gift             KEL
      1,100                11/19/96              51.65             CHL
    (3,000)                11/25/96              53.19             SCL
    (3,846)                11/26/96               Gift             CHL
    (5,770)                11/26/96               Gift             CHLIII
       (19)                11/27/96               Gift             KEL
      3,700                12/03/96              54.15             CHL
    (2,000)                12/03/96              54.67             SCL
    (1,000)                12/03/96              54.42             SCL
    (2,000)                12/03/96              53.80             SCL
    (3,000)                12/03/96              53.92             SCL
    (2,000)                12/05/96              55.92             SCL
    (5,455)                12/06/96               Gift             CHLIII
    (8,182)                12/06/96               Gift             CHLIII
    (3,000)                12/10/96               Gift             SCL
      (700)                12/10/96               Gift             SCL
___________________
(a) These transactions have not been adjusted to reflect the Issuer's subsequent 3 for 2 stock split effective December 19, 1996.

            The Reporting Persons consider their beneficial ownership of Provident equity securities as an investment which they continue to evaluate. Although they have no present plans to do so, from time to time the Reporting Persons may acquire additional Provident equity securities or dispose of some or all of the Provident equity securities which they beneficially own.

            Except as set forth in this Item 4, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

           As of December 31, 1996, the Reporting Persons beneficially owned 15,425,761 shares (or approximately 37.0% of the outstanding shares) of Provident Common Stock as follows:

        Holder                                      Number of Shares

        GAI                                                5,231,893
        GALIC                                                256,185
        LOYAL (a)                                            494,100
        PRAIRIE (a)                                          494,100
        Carl H. Lindner (b)                                2,769,188
        Carl H. Lindner III (c)                            1,677,206
        S. Craig Lindner (d)                               2,082,904
        Keith E. Lindner (e)                               2,420,185
                                                           ---------
        Total:                                            15,425,761

GAI       = Great American Insurance Company, 100% owned by AFC
GALIC     = Great American Life Insurance Company, 81.4% owned by
             American Financial
LOYAL     = Loyal American Life Insurance Company, 100% owned by GALIC
PRAIRIE   = Prairie States Life Insurance Company, 100% owned by GALIC

            (a) Represents shares issuable upon conversion of Provident D Preferred.
            (b) Includes 2,096,959 shares held by his spouse and 80,583 shares held by a foundation over which he has voting and investment power. Does not include the 5,488,078 shares held by subsidiaries of American Financial, of which he is Chairman of the Board and Chief Executive Officer and with whom he shares voting and investment power and 988,200 shares issuable to subsidiaries of American Financial upon conversion of preferred stock.
           (c) Includes 4,171 shares held by his spouse. Does not include shares beneficially owned by American Financial. See Note (b).
           (d) Includes 329,231 shares held by his spouse individually and as custodian for their minor children and 24,787 shares held by a foundation over which he has voting and investment power. Does not include shares beneficially owned by American Financial. See Note (b).
            (e) Includes 168,750 shares held by his spouse and 3,926 shares held as custodian for his minor children. Also includes 346,920 shares which are held in a trust for the benefit of the minor children of Carl H. Lindner III and S. Craig Lindner, over which shares he has sole voting and investment power but no pecuniary interest. Does not include shares beneficially owned by American Financial. See Note (b).

            Certain officers and directors of American Financial and AFC beneficially own shares of Provident Common Stock as follows:

               Holder                                   Number of Shares

           James E. Evans                                     21,714
           Fred J. Runk                                      223,102
           Thomas E. Mischell                           1,221,936(a)
           Sandra W. Heimann                                 775,583
           Robert C. Lintz                                     5,062
           William R. Martin                                     708
           Thomas E. Emmerich                                  2,625
           Thomas M. Hunt                                      3,000

           (a) Includes 1,181,250 shares in an irrevocable trust of which he is co-trustee; the trustees have the power to vote and dispose of the shares.

            As of December 31, 1996, and within the prior 60 day period, to the best knowledge and belief of the undersigned, other than as described herein, no transactions involving Provident equity securities had been engaged in by the Reporting Persons or by the directors or executive officers of American Financial or AFC.


Item 6.  Contracts, Arrangements, Understandings or Relationships
          With Respect to Securities of the Issuer.

            American Financial has agreed with the Board of Governors of the Federal Reserve System that any shares of Provident Common Stock received upon conversion of Provident D Preferred (taken with all other Provident voting shares beneficially owned by American Financial), which represent more than 4.9% of Provident's outstanding voting shares, will be voted in strict proportion with all other (non-American Financial held) outstanding Provident voting shares.

Item 7.  Material to be filed as Exhibits.

           (1) Agreement required pursuant to Regulation Section 240.13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

           (2) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

            After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  January 24, 1997

                                  AMERICAN FINANCIAL GROUP, INC.

                                  By: James C. Kennedy
                                  ----------------------------------------
                                  Deputy General Counsel and Secretary

                                  AMERICAN FINANCIAL CORPORATION

                                  By: James C. Kennedy
                                  ----------------------------------------
                                  Deputy General Counsel and Secretary

                                     James C. Kennedy,
                                         As Attorney-in-Fact for:
                                         Carl H. Lindner
                                         Carl H. Lindner III
                                         S. Craig Lindner
                                         Keith E. Lindner



G:\USERS\LEGAL\13D\PROV20.DOC

                                                                    Exhibit 1
                                  AGREEMENT

     This Agreement executed this 7th day of April, 1995, is by and among American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

     WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

     WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

     WHEREAS, American Premier and AFC and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

     NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to
Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.
                                  AMERICAN PREMIER GROUP, INC.
                                  AMERICAN FINANCIAL CORPORATION

                                  By:/s/  James E. Evans
                                   Vice President & General Counsel

                                  /s/ Carl H. Lindner

                                  /s/ Carl H. Lindner III

                                  /s/ S. Craig Lindner

                                  /s/ Keith E. Lindner

                                                                    Exhibit 2

                              POWER OF ATTORNEY


     I, Carl H. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.


                                         /s/ Carl H. Lindner

                              POWER OF ATTORNEY



     I, Carl H. Lindner III, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                         /s/ Carl H. Lindner III

                              POWER OF ATTORNEY



     I, S. Craig Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                           /s/ S. Craig Lindner

                              POWER OF ATTORNEY



     I, Keith E. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                          /s/ Keith E. Lindner